SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 2)

(Rule 13d-101)

information to be included in statements filed pursuant
to rules 13d-1(a) and amendments thereto filed
pursuant to rule 13d-2(a)1

Marrone Bio Innovations, Inc.
(Name of Issuer) Common Stock
(Title of Class of Securities) 57165B106
(CUSIP Number) Steve Napoli c/o Ardsley Advisory Partners LP 262 Harbor Drive, 4th Floor Stamford, Connecticut 06902
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications) August 06, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

[1]           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57165B106	13D/A	Page 2 of 17 Pages

1.		names of reporting person i.r.s. identification no. of above persons (entities only) Ardsley Advisory Partners LP
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds AF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 15,658,080
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 15,658,080
11.		aggregate amount beneficially owned by each reporting person 15,658,080
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 13.49%
14.		type of reporting person* PN, IA

CUSIP No. 57165B106	13D/A	Page 3 of 17 Pages

1.		names of reporting person i.r.s. identification no. of above persons (entities only) Ardsley Advisory Partners GP LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds AF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 15,658,080
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 15,658,080
11.		aggregate amount beneficially owned by each reporting person 15,658,080
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 13.49%
14.		type of reporting person* PN

CUSIP No. 57165B106	13D/A	Page 4 of 17 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Philip J. Hempleman
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds AF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 15,658,080
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 15,658,080
11.		aggregate amount beneficially owned by each reporting person 15,658,080
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 13.49%
14.		type of reporting person* IN

CUSIP No. 57165B106	13D/A	Page 5 of 17 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Ardsley Partners I GP LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds AF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 15,658,080
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 15,658,080
11.		aggregate amount beneficially owned by each reporting person 15,658,080
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 13.49%
14.		type of reporting person* PN

CUSIP No. 57165B106	13D/A	Page 6 of 17 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Ardsley Partners Fund II, L.P.
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 595,300
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 595,300
11.		aggregate amount beneficially owned by each reporting person 595,300
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 0.54%
14.		type of reporting person* PN

CUSIP No. 57165B106	13D/A	Page 7 of 17 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Ardsley Partners Advanced Healthcare Fund, L.P.
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 1,189,700
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 1,189,700
11.		aggregate amount beneficially owned by each reporting person 1,189,700
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 1.07%
14.		type of reporting person* PN

CUSIP No. 57165B106	13D/A	Page 8 of 17 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Ardsley Partners Renewable Energy Fund, L.P.
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 13,821,580
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 13,821,580
11.		aggregate amount beneficially owned by each reporting person 13,821,580
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 11.91%
14.		type of reporting person* PN

CUSIP No. 57165B106	13D/A	Page 9 of 17 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Ardsley Duckdive Fund, L.P.
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 50,000
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 50,000
11.		aggregate amount beneficially owned by each reporting person 50,000
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 0.05%
14.		type of reporting person* PN

CUSIP No. 57165B106	13D/A	Page 10 of 17 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) ARDSLEY RIDGECREST PARTNERS FUND, LP
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 1,500
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 1,500
11.		aggregate amount beneficially owned by each reporting person 1,500
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 0.001%
14.		type of reporting person* PN

CUSIP No. 57165B106	13D/A	Page 11 of 17 Pages

ITEM 1. Security and Issuer

(a)	The name of the issuer is Marrone Bio Innovations, Inc. (MBII) (the “Issuer”).
(b)	The address of the Issuer’s principal executive offices is 1540 Drew Avenue, Davis, California 95618.

This Schedule 13D/A (the “Schedule”) relates to the common stock (“Common Stock”) of the Issuer and amends and supplements the Schedule 13D dated February 5, 2018, as specifically set forth herein.

ITEM 2. Identity and Background

(a)	This Schedule is being filed with respect to the Common Stock of the Issuer which are beneficially owned by the following reporting persons:

(i)	Ardsley Advisory Partners LP (the “Advisor”)
(ii)	Ardsley Advisory Partners GP LLC (the “Advisor General Partner”)
(iii)	Ardsley Partners I GP LLC (the “General Partner”)
(iv)	Phillip J. Hempleman
(v)	Ardsley Partners Fund II, L.P. (the “Fund II”),
(vi)	Ardsley Partners Advanced Healthcare Fund, L.P. (the “Healthcare Fund”),
(vii)	Ardsley Partners Renewable Energy Fund L.P. (the “Renewable Energy Fund”) and
(viii)	Ardsley Duckdive Fund L.P. (the “Duckdive Fund”)
(ix)	Ardsley Ridgecrest Partners Fund, LP (the “Ridgecrest Fund” and together with the Advisor, the Advisor General Partner, General Partner, Phillip J. Hempleman, the Fund II, the Healthcare Fund, the Renewable Energy Fund and the Duckdive Fund, the “Reporting Persons”).

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The address of the principal office of each of the Reporting Persons is 262 Harbor Drive, Stamford, Connecticut 06902.

The principal business of the Advisor is serving as investment manager to certain private investment funds, including Fund II, Healthcare Fund, Renewable Energy Fund, the Duckdive Fund and the Ridgecrest Fund, and to make investment decisions on behalf of these private investment funds. The principal business of the Advisor General Partner is serving as the general partner of the Advisor. The principal business of the General Partner is serving as the general partner of certain limited partnerships, including Fund II, Healthcare Fund, Renewable Energy Fund, the Duckdive Fund and the Ridgecrest Fund. Mr. Philip Hempleman serves as managing member of the Advisor and the General Partner. The principal business of Fund II, Healthcare Fund, Renewable Energy Fund, Duckdive Fund and the Ridgecrest Fund is serving as private investment limited partnerships.

(c)	No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Mr. Philip Hempleman is a citizen of the United States of America.

CUSIP No. 57165B106	13D/A	Page 12 of 17 Pages

ITEM 3. Source and Amount of Funds or Other Consideration

Item 3 is amended, supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 is incorporated herein by reference.

ITEM 4. Purpose of Transaction

Item 4 is amended by adding the following paragraphs to the end of the item:

Warrant Amendment and Plan of Reorganization Agreement

On August 6, 2019, the Issuer, the Renewable Energy Fund, Ospraie LLC and Ivan Saval entered into a Warrant Amendment and Plan of Reorganization Agreement (the "Warrant Agreement") pursuant to which the expiration date of the previously disclosed warrants to purchase Common Stock of the Issuer held by the Renewable Energy Fund was extended from December 31, 2020 to December 31, 2021. In addition, pursuant to the Warrant Agreement, the Issuer will have a right, so long as the closing price for the Issuer's Common Stock on its principal market immediately prior to the exercise of such right is in excess of the exercise price for the warrants, to require the Renewable Energy Fund to exercise up to all of its warrants in exchange for the shares of Common Stock underlying such warrants and new warrants ("New Warrants") to purchase shares of Common Stock of the Issuer in an amount equal to the amount of warrants being required to be exercised.

Such New Warrants will be first exercisable 180 days after issuance, will have a term expiring on January 1, 2023 and will have an exercise price of $1.75 per share. The New Warrants will be exercisable in cash, provided that they may be exercised via net exercise if the Issuer does not have a registration statement registering the shares of Common Stock underlying the New Warrants effective as of June 30, 2020. In addition, the Issuer will redeem the New Warrants upon the occurrence of any Fundamental Transaction (as defined in the New Warrants), and the New Warrants will be subject to weighted-average antidilution provisions, subject to a minimum exercise price of $1.26 per share.

On August 7, 2019, the Renewable Energy Fund received a notice (the “Notice”) from the Issuer that the Issuer was exercising its right pursuant to the Warrant Agreement to require the Renewable Energy Fund to exercise a portion of its warrants in exchange for shares of Common Stock of the Issuer and New Warrants.  The Notice covered warrants to purchase 1,457,195 shares of Common Stock held by the Renewable Energy Fund.  Pursuant to the Notice, the Renewable Energy Fund will be required to exercise the warrants covered by the Notice within four weeks of the date of the Notice, or no later than September 4, 2019.

Registration Rights Agreement

In connection with the Warrant Agreement, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the parties to the Warrant Agreement pursuant to which the Issuer agreed to file a registration statement with the SEC no later than March 31, 2020 covering the resale of the shares of Common Stock underlying the New Warrants and to maintain the effectiveness of the registration statement until the date upon which the shares of Common Stock underlying the New Warrants held by the parties to the Warrant Agreement cease to be Registrable Securities (as that term is defined in the Registration Rights Agreement).

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 4 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis.

ITEM 5. Interest in Securities of the Issuer

(a)-(b) The Advisor, the Advisor General Partner, the General Partner, and Phillip Hempleman may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 15,658,080 shares of Common Stock as of August 9, 2019, which represent 13.49% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 15,658,080

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 15,658,080

CUSIP No. 57165B106	13D/A	Page 13 of 17 Pages

The Renewable Energy Fund may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 13,821,580 shares of Common Stock as of August 9, 2019, which represent 11.91% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 13,821,580

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 13,821,580

The Fund II may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 595,300 shares of Common Stock as of August 9, 2019, which represent 0.54% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 595,300

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 595,300

The Advanced Healthcare Fund may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 1,189,700 shares of Common Stock as of August 9, 2019, which represent 1.07% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 1,189,700

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 1,189,700

The Duckdive Fund may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 50,000 shares of Common Stock as of August 9, 2019, which represent 0.05% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 50,000

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 50,000

The Ridgecrest Fund may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 1,500 shares of Common Stock as of August 9, 2019, which represent 0.001% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 1,500

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 1,500

For purposes of calculating the percentages set forth in this Item 5, the number of shares of Common Stock outstanding is assumed to be 110,726,347 as disclosed in the Issuer’s Current Report on Form 10-Q/A filed with the SEC on August 9, 2019.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

(c)	Except as disclosed in Item 3 and Item 4 and as set forth below, there have been no transactions in the shares of Common Stock by the Reporting Persons during the past sixty days.

(d)	The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts.

Phillip Hempleman by virtue of his status as managing member of the Advisor, the Advisor General Partner, and the General Partner, may be deemed to share with the Advisor, the Advisor General Partner, and the General Partner the power to vote or direct the vote and to dispose or to direct to dispose the disposition of shares of Common Stock of which other Reporting Persons are the direct beneficial owner.

(e)	Not applicable.

CUSIP No. 57165B106	13D/A	Page 14 of 17 Pages

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 is incorporated herein by reference.

The Warrant Agreement is incorporated by reference to Exhibit 2.

The Form of New Warrant is incorporated by reference to Exhibit 3.

The Registration Rights Agreement is incorporated by reference to Exhibit 4.

CUSIP No. 57165B106	13D/A	Page 15 of 17 Pages

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement

Exhibit 2 – Warrant Amendment and Plan of Reorganization Agreement, dated August 6, 2019, by and among Marrone Bio Innovations, Inc., Ospraie AG Science LLC, Ardsley Partners Renewable Energy Fund, L.P. and Ivan Saval (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 8, 2019)

Exhibit 3 – Form of Warrant Issuable pursuant to the Warrant Agreement (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 8, 2019).

Exhibit 4 – Registration Rights Agreement, dated August 6, 2019, by and between Marrone Bio Innovations, Inc. and the investors named therein (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 8, 2019).

CUSIP No. 57165B106	13D/A	Page 16 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 19, 2019
Date

ARDSLEY ADVISORY PARTNERS LP

/s/ Steve Napoli
Signature

Steve Napoli/ Member of its general partner
Name/Title

August 19, 2019
Date

ARDSLEY ADVISORY PARTNERS GP LLC

/s/ Steve Napoli
Signature

Steve Napoli/Member
Name/Title

August 19, 2019
Date

ARDSLEY PARTNERS I GP LLC

/s/ Steve Napoli
Signature

Steve Napoli/Member

August 19, 2019
Date

PHILIP J. HEMPLEMAN

/s/ Steve Napoli*
Signature

Steve Napoli/Attorney-in Fact for Philip J. Hempleman
Name/Title

CUSIP No. 57165B106	13D/A	Page 17 of 17 Pages

August 19, 2019
Date

ARDSLEY PARTNERS FUND II, L.P.
By: Ardsley Partners I GP LLC, General Partner

/s/ Steve Napoli
Signature

Steve Napoli/Member
Name/Title

August 19, 2019
Date

ARDSLEY PARTNERS ADVANCED HEALTHCARE FUND, L.P.
By: Ardsley Partners I GP LLC, General Partner

/s/ Steve Napoli
Signature

Steve Napoli/Member
Name/Title

August 19, 2019
Date

ARDSLEY PARTNERS RENEWABLE ENERGY FUND, L.P.
By: Ardsley Partners I GP LLC, General Partner

/s/ Steve Napoli
Signature

Steve Napoli/Member
Name/Title

August 19, 2019
Date

ARDSLEY DUCKDIVE FUND, L.P.
By: Ardsley Partners I GP LLC, General Partner

/s/ Steve Napoli
Signature

Steve Napoli/Member
Name/Title

August 19, 2019
Date

ARDSLEY RIDGECREST PARTNERS FUND, L.P.
By: Ardsley Partners I GP LLC, General Partner

/s/ Steve Napoli
Signature

Steve Napoli/Member
Name/Title

* Executed by Steve Napoli as Attorney-in-Fact for Philip J. Hempleman. The Power of Attorney for Mr. Hempleman is attached as Exhibit 2 to the Statement on Schedule 13G/A with respect to the Common Stock of Vaxgen, Inc., filed on February 15, 2006, and is incorporated herein by reference.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)